SO 10/4/04

[redacted]

04013336

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
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| OMB Number: | 3235-0123 |
| Expires: | October 31, 2004 |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 24977 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 08/01/03 (MM/DD/YY) AND ENDING 07/31/04 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
BUETER AND COMPANY, INC.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
355 EAST CAMPUS VIEW BLVD STE 115
(No. and Street)

COLUMBUS (City) OHIO (State) 43235 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
SEAN BUETER 614-885-9734
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BKR LONGANBACH GIUSTI, LLC
(Name – *if individual, state last, first, middle name*)

50 WEST BROAD STREET SUITE 1400 (Address) COLUMBUS (City) OHIO (State) 43215-4999 (Zip Code)

PROCESSED
OCT 0 6 2004
THOMSON FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
SEP 28 2004
WASH. D.C. 208

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, SEAN R. BUETER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BUETER AND COMPANY INC, as of JULY 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

V.P.

Title

Notary Public 5/27/04

JOHN R. WILLIAMSON
Notary Public, State of Ohio
My Commission Expires
06-02-09

NOTARY PUBLIC STATE OF OHIO

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# BUETER AND COMPANY, INC.

---

REPORT ON AUDIT OF THE
FINANCIAL STATEMENTS

July 31, 2004 and 2003

BKR LONGANBACH GIUSTI, LLC
CERTIFIED PUBLIC ACCOUNTANTS

NEAL L. LONGANBACH, CPA
THOMAS P. GIUSTI, CPA
RONALD M. KUCK, CPA
JOHN W. HORNBERGER, CPA
ALVIN J. MCKENNA, JR., CPA
JAY R. MEGLICH, CPA

AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
OHIO SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS
BKR INTERNATIONAL
Independent Member

# INDEPENDENT AUDITORS' REPORT

Board of Directors
Bueter and Company, Inc.

We have audited the accompanying statements of financial condition of Bueter and Company, Inc. as of July 31, 2004 and 2003, and the related statements of operations, changes in shareholders' equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bueter and Company, Inc. as of July 31, 2004 and 2003, and the results of its operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

BKR Longanbach Giusti, LLC

BKR Longanbach Giusti, LLC

August 26, 2004

50 West Broad Street • Suite 1400 • Columbus, Ohio 43215-5999
614/461-1752 614/469-9989 FAX
www.lgkh.com

BUETER AND COMPANY, INC.

STATEMENTS OF FINANCIAL CONDITION
July 31, 2004 and 2003

| | 2004 | 2003 |
|---|---|---|
| **ASSETS** | | |
| Current Assets: | | |
| Cash and cash equivalents | $ 35,060 | $ 29,712 |
| Prepaid management fee | 2,879 | 2,709 |
| Deferred income taxes | 1,330 | 2,019 |
| Prepaid federal income tax | 182 | 182 |
| Total current assets | 39,451 | 34,622 |
| Property and Equipment, Net | 1,681 | 2,601 |
| Total Assets | $ 41,132 | $ 37,223 |
| **LIABILITIES AND SHAREHOLDERS' EQUITY** | | |
| Current liabilities | $ - | $ - |
| Shareholders' Equity: | | |
| Common Stock, no par value, 750 shares authorized, 500 issued and outstanding | 10,000 | 10,000 |
| Additional Paid-In Capital | 5,000 | 5,000 |
| Retained Earnings | 26,132 | 22,223 |
| Total shareholders' equity | 41,132 | 37,223 |
| Total Liabilities and Shareholders' Equity | $ 41,132 | $ 37,223 |
| Book Value Per Share | $ 82.26 | $ 74.45 |

The accompanying notes are part of the financial statements.

BUETER AND COMPANY, INC.

STATEMENTS OF OPERATIONS
For the years ended July 31, 2004 and 2003

| | 2004 | 2003 |
|---|---|---|
| Revenues: | | |
| Commissions and fees | $ 745,719 | $ 365,995 |
| Operating Expenses: | | |
| Management fee | 285,630 | 118,657 |
| Commissions | 400,137 | 218,563 |
| Other administrative expenses | 55,392 | 24,752 |
| Total operating expenses | 741,159 | 361,972 |
| Operating Income | 4,560 | 4,023 |
| Other Income: | | |
| Interest income | 38 | 213 |
| Income Before Income Taxes | 4,598 | 4,236 |
| Income tax expense | (689) | (682) |
| Net Income | $ 3,909 | $ 3,554 |
| Net Income Per Share | $ 7.82 | $ 7.11 |

The accompanying notes are part of the financial statements.

BUETER AND COMPANY, INC.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
For the years ended July 31, 2004 and 2003

| | Common Stock | Additional Paid-In Capital | Retained Earnings |
|---|---|---|---|
| Balances, August 1, 2002 | $ 10,000 | $ 5,000 | $ 18,669 |
| Net Income | | | 3,554 |
| Balances, July 31, 2003 | 10,000 | 5,000 | 22,223 |
| Net Income | | | 3,909 |
| Balances, July 31, 2004 | $ 10,000 | $ 5,000 | $ 26,132 |

The accompanying notes are part of the financial statements.

BUETER AND COMPANY, INC.

STATEMENTS OF CASH FLOWS
For the years ended July 31, 2004 and 2003

| | 2004 | 2003 |
|---|---|---|
| Cash Flows From Operating Activities: | | |
| Net income | $ 3,909 | $ 3,554 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | |
| Depreciation | 920 | 1,886 |
| Deferred taxes | 689 | 682 |
| Changes in assets and liabilities: | | |
| Increase in assets: | | |
| Accounts receivable - related party | (170) | (2,709) |
| Decrease in liabilities: | | |
| Management fee payable | | (3,065) |
| Net cash provided by operating activities | 5,348 | 348 |
| Cash Flows From Investing Activities: | | |
| Purchase of property and equipment | | (736) |
| Net Increase (Decrease) in Cash | 5,348 | (388) |
| Cash and Cash Equivalents, Beginning of year | 29,712 | 30,100 |
| Cash and Cash Equivalents, End of year | $ 35,060 | $ 29,712 |

The accompanying notes are part of the financial statements.

Note 1 - ORGANIZATION AND PURPOSE

Bueter and Company, Inc., an Ohio corporation formed in 1979, is an investment advisory firm registered with the Securities and Exchange Commission under the Investment Advisors Act of 1940. The Company provides its services to individuals, corporations, and other investment advisors. The Company's primary investment activity is retirement planning.

Note 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

For purposes of the financial statements, the Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Property and Equipment

Property and equipment consists of office equipment and furniture and fixtures, which are stated at cost and depreciated over the estimated useful lives of the assets ranging from five to seven years. These assets are shown net of accumulated depreciation of $62,120 and $61,200 at July 31, 2004 and 2003, respectively.

Income Taxes

The Company accounts for income taxes under the liability method prescribed by the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (SFAS 109). Deferred tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Bueter and Company, Inc. reports its operations for income tax purposes on the cash basis of accounting and, therefore, receivables and certain payables are not reflected in taxable income.

Book Value and Earnings Per Share

Book value per share is based upon the number of shares outstanding at July 31, 2004 and 2003, respectively. Earnings per share are based upon the weighted average number of shares outstanding during the years ending July 31, 2004 and 2003, respectively.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Although these estimates are based on management's knowledge of current events and actions it may undertake in the future, they may differ from actual results.

Note 3 - INCOME TAXES

The provision for income taxes at July 31, 2004 and 2003 consists of income taxes of $689 and $682, respectively.

The Company's deferred tax asset at July 31, 2004 is the result of net operating loss carry-forwards of approximately $8,900, which expire in 2021.

Note 4 - RELATED PARTY TRANSACTIONS

The Company has a management agreement with Bueter and Associates, Inc., a related entity that is controlled by the Company's President and principal stockholder. The management agreement provides that certain expenses incurred by Bueter and Associates, Inc. as a result of activities on behalf of the Company will be borne by Bueter and Associates, Inc. In return for this benefit, the Company is required to pay Bueter and Associates, Inc. a percentage of revenues earned, net of commissions paid to brokers. The required rate was 95% for the period August 1, 2002 through September 30, 2002, 80% for the period October 1, 2002 through July 31, 2003, 90% for the period August 1, 2003 through December 31, 2003 and 95% thereafter. The Company incurred management fees of $285,630 and $118,657 for the years ended July 31, 2004 and 2003, respectively. The Company also paid expense allocations of the following for the period of January 1 through July 31, 2004:

| | |
|---|---|
| Office administration | $ 8,750 |
| Rent | 3,500 |
| Telephone | 1,400 |
| Seminar expense | 7,000 |
| Office supplies | 1,050 |

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION
REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors,
Bueter and Company, Inc.

Our report on our audit of the financial statements of Bueter and Company, Inc. as of July 31, 2004 appears previously in this report. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented only for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

BKR Longanbach Giusti, LLC

BKR Longanbach Giusti, LLC

August 26, 2004

BUETER AND COMPANY, INC.

Schedule I

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of July 31, 2004

| | |
|---|---|
| Net Capital | |
| Total Shareholders' Equity | $ 41,132 |
| Add: | |
| Liabilities subordinated to claims of general creditors allowable in computation of net capital | - |
| Other (deductions) or allowable credits-deferred income taxes payable | - |
| Total capital and allowable subordinated liabilities | 41,132 |
| Deductions and/or charges: | |
| Non-allowable assets: | |
| Prepaid managment fee | 2,879 |
| Property and equipment, net | 1,681 |
| Prepaid federal income tax | 182 |
| Deferred income taxes | 1,330 |
| Net capital before haircuts on securities position | 35,060 |
| Haircuts on securities | |
| Contractual securities commitments | - |
| Deficit in securities collateralizing secured demand notes | - |
| Trading and investment securities | - |
| Bankers' acceptances, certificates of deposits, and commercial paper | - |
| U.S. and Canadian government obligations | - |
| State and municipal government obligations | - |
| Corporate obligations | - |
| Stocks and warrants | - |
| Options | - |
| Other securities | - |
| Undue concentrations | - |
| Net capital | $ 35,060 |

BUETER AND COMPANY, INC.

Schedule I (continued)

Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission

As of July 31, 2004

| | |
|---|---|
| Aggregate Indebtedness | |
| Items included in statement of financial condition: | |
| Long-term note payable (secured by property and equipment) | $ - |
| Payable to brokers and dealers | - |
| Payable to clearing broker | - |
| Other accounts payable and accrued expenses | - |
| Items not included in statement of financial condition: | |
| Market value of securities borrowed for which no equivalent value is paid or credited | - |
| Other | - |
| Total aggregate indebtedness | $ - |
| Computation of Basic Net Capital Requirement: | |
| Minimum net capital required (calculated) | $ - |
| Minimum net capital required (stated) | $ 5,000 |
| Excess net capital | $ 30,060 |
| Excess net capital at 1,000 percent | $ 35,060 |
| Ratio: Aggregate indebtedness to net capital | N/A |
| Reconciliation with Company's Computation (included in Part II of Form X-17A-5 as of March 31, 2004) | |
| Net capital, as reported in Company's Part II (unaudited) FOCUS report | $ 28,639 |
| Decrease in accounts payable | 6,421 |
| Net capital per above | $ 35,060 |

BUETER AND COMPANY, INC.

Schedule II

Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

As of July 31, 2004

In the opinion of management, the Company has complied with the exemption provisions under Rule 15c3-3 for the period from acquisition to July 31, 2004 under the following section:

(k) (2)(ii) - All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm:

| SEC#s | Name | Product |
|---|---|---|
| 8-12987 | Wedbush Morgan Securities, Inc. | Bonds |
| 8-12987 | Wedbush Morgan Securities, Inc. | Equities |

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING EXEMPTION FROM SEC RULE 15c3-3

Board of Directors of
Bueter and Company, Inc.

In planning and performing our audit of the financial statements and supplemental schedule of Bueter and Company, Inc. (the Company), for the year ended July 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11).
2. Determining compliance with the exemptive provisions of rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at July 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

BKR Longanbach Giusti, LLC

BKR Longanbach Giusti, LLC

August 26, 2004